Greg Case
Aon Corporation
United States

April 26, 2016

International Assignment: Chicago, Illinois (U.S.) to London, England

Dear Greg,

This international assignment letter (this “Letter”) restates and extends the term of your international assignment from Chicago, Illinois to London, England. Unless otherwise explicitly provided herein, this Letter shall govern the terms and conditions of your assignment from July 1, 2016 through June 30, 2018 (the “Term”), and during the Term shall supersede in their entirety both the letter entered into between you and Aon Corporation (the “Company”) dated January 12, 2012 and the extension letter entered into between you and the Company dated July 1, 2014 (collectively, your “Prior Assignment Letter”). The terms and conditions of your Prior Assignment Letter shall continue to apply through June 30, 2016.

We are committed to working with you to ensure that your international assignment continues to be as successful and effectively managed as possible. This Letter sets out the terms of your assignment and the assistance we are committed to provide in connection with your assignment , consistent with the approval of, and directions provided by, the Organization and Compensation Committee of the board of directors of Aon plc.

1.	Introduction

Your continued assignment is subject to your acceptance of the terms and conditions outlined in this Letter, which sets forth the entire agreement between you and the Company regarding your international assignment. To the extent that anything in this Letter conflicts with the amended and restated employment agreement entered into between you and the Company dated January 16, 2015 (the “Employment Agreement”) or the Company's employment-related policies and practices generally, this Letter, once countersigned by you, will be a variation to your employment terms. Unless otherwise specified herein, your current employment terms and conditions will remain unchanged for the duration of the international assignment.

2.	Assignment Duration

Once the Term is completed, you will return to the Company's offices in Chicago, Illinois, provided that the Company may, in consultation with you, extend or shorten your assignment and the Term according to business needs and/or your personal circumstances. Notwithstanding the foregoing, in the event that your assignment is extended beyond 36 months from the beginning of the Term, the Company reserves the right to "localize" your term by maintaining your international assignment and terminating the Term under this Letter.

3.	Immigration

Your assignment is conditional upon the Company being able to obtain and maintain the appropriate work permit, visa and/or other authorization documents for you to work and remain in London, England. The Company will cover the cost of obtaining and maintaining the appropriate work permit/visa for you. In addition, should you wish, the Company will also assist your spouse or partner in obtaining a work permit, visa and/or other authorization documents to work in London.

4.	Changes to Compensation Arrangements

The changes to your compensation and benefits package during your international assignment, as described below, are designed to provide you with a level of income and benefits which do not disadvantage you in comparison to those you would have received in the United States. We have also taken into consideration any additional costs that you may reasonably incur as a result of living in London. Unless otherwise noted below as being a non-taxable benefit, the following benefits will be provided to you subject to income and social taxes.

4.1	Foreign Service Allowance

During the Term, you will receive an annual foreign service allowance of US$135,000. The allowance will be paid semi-monthly via your U.S. payroll.

4.2	Housing Allowance

During the Term, you will receive an annual housing allowance of US$382,013 (a monthly allowance of US$31,834). The allowance is to be used to pay accommodation and furniture rental costs and associated utility costs (excluding telephone and internet access which are personal expenses). This allowance will be reviewed annually and may be adjusted to reflect foreign exchange and local market rate variation, and will be paid semi-monthly via your U.S. payroll. The Company will not be responsible in any way for your current residence in your home location. The payment of your U.S. housing expenses will remain your responsibility.

4.3	Cost of Living Allowance

During the Term, you will receive an annual cost of living allowance of US$97,500. This allowance will be reviewed annually and may be adjusted to reflect foreign exchange and local market rate variation, and will be paid semi-monthly via your U.S. payroll.

4.4	Tax Preparation Services

The Company will also provide you with enhanced tax preparation, financial planning and expatriate services for the tax years covered by the international assignment and tax years for which international earnings are taxed by U.K. tax authorities following repatriation at the conclusion of the Term (or upon your termination of employment without Cause or for Good Reason while on assignment).

5.	Hours of Work and Holidays

Your work schedule, work hours and observed holidays will follow the practice in London.

6.	Repayment Agreement

Should you elect to resign from the Company to work with a direct competitor, during your assignment or up to 12 months after the end of the Term, the Company reserves the right to require repayment of all expatriate allowances you received in the preceding 12 months. You agree that the Company may set off any such amounts against any amount the Company owes you on or after termination of your employment.

Should you depart the Company due to mutual consent or for Good Reason (as defined in your Employment Agreement) or if a comparable U.S.-based role is not available at the completion of your assignment, this repayment agreement will not apply.

7.	Termination of Employment

Notwithstanding the foregoing, if your employment is terminated without Cause or for Good Reason (as such terms are defined in your Employment Agreement) during the Term, the following provisions will apply during the Term and thereafter for as long as you continue to abide by the conditions of Sections 7 and 8 of your Employment Agreement and comply in all material respects with Section 9 of your Employment Agreement, in each case, as and to the extent provided as follows:

•	Your cost of living allowance will continue through your termination date.

•
Your housing allowance will continue until the later to occur of (1) your termination date or (2) the date of termination or expiration of any agreement, commitment or arrangement pursuant to which you have obtained such housing or car (it being understood that if the Company requires you to leave the premises prior to your termination date or otherwise informs you that you will not be required to perform any further services prior to your termination date, that you will not take any action thereafter to extend such agreement, commitment or arrangement other than to extend the arrangement to your termination date) and will use your reasonable efforts to mitigate the cost of termination of any such agreement, commitment or arrangement following the Termination Date (but without obligation for you to incur cost in doing so).

•
Your tax preparation and financial planning benefits will continue for all periods in which you receive income attributable to the period of assignment (including all compensation, earnings recognized on the granting or vesting of equity-based awards and benefits received under or contemplated by the Employment Agreement or this Letter before or after your termination date) and such benefits will be considered earned and vested on your termination date. Notwithstanding the foregoing, this provision shall also apply in the event that your employment is terminated during the Term due to your resignation after attaining age 55.

For the avoidance of doubt, should you be terminated for Cause or voluntarily terminate your employment without mutual consent while on assignment, you will bear all relocation and other costs arising after your termination for Cause or resignation date.

8.	Completion of Assignment

At the end of your assignment, the Company will endeavor to repatriate you into a position consistent with your then current employment agreement, if applicable, and in accordance with your capabilities, interest and career potential. Your relocation will be managed in accordance with the provisions of the Company's policy.

9.	Repatriation Assistance

The Company will pay the transportation and moving cost for you and your family back to the U.S. at the end of the Term (or once your assignment ends due to your termination of employment without Cause or for Good Reason, or due to your resignation after attaining age 55) in accordance with the Company's international relocation policy.

10.	Third Party Beneficiary

Each related entity of the Company is a third party beneficiary of this Letter, and each of them has the full right and power to enforce rights, interests and obligations under this Letter without limitation or other restriction.

11.	No Waiver

No failure or delay by any party in exercising any right, power or remedy under this Letter shall operate as a waiver thereof, nor shall any single or particular exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by any party of any breach of any provision of this Letter shall be deemed to be a waiver of any subsequent breach of that or any other provision of this Letter.

12.	Withholding and Deductions

While it is anticipated that all or most of your compensation from the Company will be subject to a hypothetical tax deduction rather than actual tax withholdings, all amounts paid pursuant to this Letter shall be subject to deductions and withholding for taxes (national, local, foreign or otherwise) to the extent required by applicable law.

13.	Code Section 409A

We intend that this Letter and the benefits provided hereunder be interpreted and construed to be exempt from or otherwise comply with the applicable requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and all Treasury regulations and guidance issued thereunder ("Code Section 409A"), including the exceptions for short-term deferrals, separation pay arrangements, reimbursements, and in-kind distributions. To the extent that any provision of this Letter would fail to comply with the applicable requirements of Code Section 409A, the Company may, in its sole and absolute discretion and without requiring your consent, make such modifications to the Letter and/or payments to be made thereunder to the extent it determines necessary or advisable to comply with the requirements of Code Section 409A. Notwithstanding any provision of this Letter to the contrary, if you are a “specified employee” within the meaning of Code Section 409A, any payments or arrangements due upon a termination of your employment that are subject to the requirements of Code Section 409A shall be delayed and paid or provided on the earlier of six months after your termination of employment or the date of your death. Upon the expiration of this delay period, all payments and benefits delayed shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this Letter shall be paid or provided in accordance with the terms of this Letter. For purposes of applying the provisions of Code Section 409A, each separately identifiable amount to which you are entitled will be treated as a separate payment. A termination of employment shall not be deemed to have occurred for purposes of any provision of this Letter providing for payment of amounts subject to Code Section 409A upon or following a termination of employment unless the termination is also a “separation from service” under Code Section 409A.

14.	Governing Law

This Letter will be construed in accordance with and governed by the laws of the State of Illinois, without regard to the choice of law principles thereof. Any suit, action or other legal proceeding arising out of or relating to this Letter shall be brought exclusively in the Federal or state courts located in the State of Illinois. You agree to submit to personal jurisdiction in the foregoing courts and to venue in those courts. You further agree to waive all legal challenges and defenses to the propriety of a forum in Chicago, Illinois and to the application of Federal or Illinois law therein.

Please confirm acceptance of the terms set out in this Letter by signing below and returning a copy of the signed Letter to me.

Sincerely,

/s/ Anthony R. Goland

Anthony R. Goland
EVP, Chief Human Resources Officer

Employee's Acknowledgement:

By signing below, I acknowledge receipt of this Letter; I accept the terms and conditions contained herein; and I consent to this international assignment. For the avoidance of doubt, nothing in this Letter is intended to diminish my rights under my Employment Agreement, or any plan or equity-based award agreement, and I will continue to be entitled to the rights and benefits under any such arrangement during this international assignment. Notwithstanding the foregoing, I acknowledge and agree that my consent herein to the international assignment, and my acceptance of this particular international assignment to London and my repatriation thereafter, shall not give rise to any right to terminate for Good Reason (as defined in my Employment Agreement, if applicable, or any other agreement between me and the Company) now or hereafter.

Greg Case

Date